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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _______)



                           QUEENS COUNTY BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    748242104
                -------------------------------------------------
                                 (CUSIP Number)

  Max L. Kupferberg, 29-05 214th Place, Bayside, New York 11360, (718) 225-7396
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 4, 1998
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.



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                                  SCHEDULE 13D
---------------------
CUSIP No.  748242104
---------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Max L. Kupferberg
--------------------------------------------------------------------------------
   2   CHECK BOX IF A MEMBER OF A GROUP                                  (a) o
                                                                         (b) o
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    o
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF            631,834
       SHARES        -----------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY              95,274
        EACH         -----------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON              631,834
        WITH         -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                            95,274
                     -----------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       727,108 shares
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  o
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.01%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.     Security and Issuer
            -------------------

      This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Queens County Bancorp, Inc. (the "Company"), a Delaware corporation, having its principal executive offices at 38-25 Main Street, Flushing, New York 11354.

Item 2.     Identity and Background
            -----------------------

            (a) This statement is being filed on behalf of Max L. Kupferberg (the "Reporting Person").

            (b) The Reporting Person resides at 29-05 214th Place, Bayside, New York 11360.

            (c) The Reporting Person is a director of the Company and its wholly-owned subsidiary, Queens County Savings Bank (the "Bank"), which has the same principal executive office as the Company, and Treasurer and General Manager of Kepco, Inc., a manufacturer of electrical equipment, which is located at 131-38 Sanford Avenue, Flushing, New York 11355.

            (d)   The  Reporting  Person  has not been  convicted  in a criminal
                  proceeding    (excluding   traffic   violations   or   similar
                  misdemeanors) during the last five years.

            (e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was he or is he subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   The Reporting Person is a United States citizen.



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Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      A schedule of the shares, dates, and prices per share for the vesting of Common Stock and purchases of Common Stock by the Reporting Person within the last 60 days is listed below. The amount of consideration ($1,612,125.00) used to acquire the aggregate of 42,000 shares purchased by the Reporting Person was derived from Kupferberg Associates of which the Reporting Person is a partner. No part of the price paid for shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting securities. The additional 18,000 shares represent shares underlying options granted under the 1997 Stock Option Plan.


                                    NO. OF
                                    ------
     REGISTRATION                   SHARES     PRICE        WHERE         HOW
     ------------                   ------     -----        -----         ---
      OF SHARES          DATE      ACQUIRED  PER SHARE   TRANSACTED    TRANSACTED
      ---------          ----      --------  ---------   ----------    ----------

Max L. Kupferberg       7/21/98     18,000      N.A.        QCSB           (1)

Kupferberg Associates   8/27/98      2,500     $39.00        OTC           (2)
                        8/27/98     10,000     $38.13        OTC           (2)
                        8/27/98      5,500     $38.75        OTC           (2)
                        8/27/98      6,000     $38.63        OTC           (2)
                        8/27/98      5,000     $38.00        OTC           (2)
                        8/27/98      1,000     $38.38        OTC           (2)
                        9/04/98      4,000     $38.25        OTC           (2)
                        9/04/98      8,000     $38.38        OTC           (2)
-----------------

(1) Shares represent options automatically granted pursuant to the reload feature of the Queens County Bancorp, Inc. 1997 Stock Option Plan, which were exercisable on July 21, 1998 at a price of $37.28 per share. These options have not been exercised by the Reporting Person at this date.
(2) Transactions effected in the over-the-counter market through standard brokerage accounts.

      In addition, the Reporting Person has claimed beneficial ownership within the last 60 days of 95,274 shares held by his spouse.


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Item 4.     Purpose of Transaction
            ----------------------

    The Reporting Person acquired the Company's stock for investment purposes. The Reporting Person may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

    Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) The Reporting Person beneficially owns 727,108 shares, representing 5.01% of the outstanding shares of the Company, based upon reporting outstanding shares of 14,413,358 at September 4, 1998.

      The beneficially owned shares include 72,760 shares underlying stock options granted under the Company's 1993 Stock Option Plan and 18,000 shares underlying stock options granted under the Company's 1997 Stock Option Plan which the Reporting Person currently has the right to acquire.

      (b) Of the shares referred to in Item 5(a), the Reporting Person has the sole power to vote 631,834 of the shares; shared power to vote 95,274 (owned by the Reporting Person's spouse) of said shares; sole power to dispose of 631,834 shares; and shared power to dispose of 95,274 shares.
Information about the Reporting Person's spouse follows:

            i.   The spouse's name is Selma Kupferberg (the "Spouse").

            ii.  The Spouse  resides at 29-05  214th  Place,  Bayside,  New York
                 11360.

            iii. Not applicable.

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            iv.   The Spouse  has not been  convicted  in a criminal  proceeding
                  (excluding traffic violations or similar misdemeanors) during the last five years.

            v. The Spouse has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was she or is she subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            vi.   The Spouse is a United States citizen.

      (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5(a).

      (e)   Not applicable.

Item 6.     Contracts,  Arrangements,  Understandings,  and  Relationships  with
            --------------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      The Reporting Person is a Director of the Company and the Bank and has entered into two agreements with the Company pursuant to the Company's 1993
Stock Option Plan and 1997 Stock Option Plan. The first agreement is a Non-Statutory Stock Option Agreement which grants the Reporting Person options to purchase 72,760 shares of the Company's common stock at $5.56 per share under the 1993 Stock Option Plan. The second agreement is a Non-Statutory Stock Option Agreement which grants the Reporting Person options to purchase 18,000 shares of the Company's common stock at $37.28 per share under the 1997 Stock Option Plan. The Agreement under the 1993 Stock Option Plan is dated November 23, 1993; the options granted under said plan vested on November 23, 1994 and expire on November 23, 2003. The Agreement under the 1997 Stock Option Plan is dated February 21, 1997; the options granted pursuant to the reload feature of the Plan vested on July 21, 1998 and expire on December 31, 2006.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      The Company's 1993 Stock Option Plan disclosed in Item 6 is incorporated by reference into this document from the Registration Statement on Form S-8 filed with the SEC on October 27, 1994 (Registration No. 33-85684).

      The Company's 1997 Stock Option Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Proxy Statement for the 1997 Annual Meeting of Shareholders (File No. 0-22278).


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                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


September 4, 1998                               By:  /s/ Max L. Kupferberg
                                                     -------------------------
                                                     Max L. Kupferberg


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